Alston&Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax:404-881-7777
www.alston.com

J. Mark Ray                       Direct Dial: 404-881-7739                  E-mail: mark.ray@alston.com

July 1, 2011

Via EDGAR Filing and Overnight Delivery

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3030

Re:	Astec Industries, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed March 1, 2011 File No. 001-11595

Dear Mr. James:

On behalf of our client, Astec Industries, Inc. (the “Company”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated June 3, 2011, addressed to F. McKamy Hall, Chief Financial Officer of the Company, with regard to the above-referenced filing (the “Comment Letter”).  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced below the original text of the Staff’s comments and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and also are delivering a copy of the submission to your attention via overnight courier.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page A-13

1.
Comment.  Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response.  We acknowledge your comment and provide the following information concerning our considerations of providing enhanced liquidity disclosures regarding cash held by our foreign subsidiaries.

As of December 31, 2010, the Company reported cash balances of $94,957,000 in its Annual Report on Form 10-K for the year ended December 31, 2010, of which $12,967,000, or 14%, was held by our foreign subsidiaries, which are located in South Africa, Canada and Australia.  While calculating the exact amount of potential taxes to be paid upon the future repatriation of these funds into the United States is difficult due to the complexities associated with any such hypothetical calculation, we estimate that such taxes would be less than $300,000.  When considering enhanced liquidity disclosures regarding cash held by foreign subsidiaries, this relatively minor amount of taxes expected to be paid upon the repatriation of the cash held by our foreign subsidiaries into the United States was deemed by management to be insignificant relative to the Company’s overall cash balances at December 31, 2010, and, therefore, was not disclosed in the liquidity and capital resources discussion of management’s discussion and analysis.  In the future, if management deems that the taxes to be paid upon the repatriation of cash held by our foreign subsidiaries will have a significant impact on the Company’s total liquidity, we will provide additional disclosures regarding such impact.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page A-30

Concentration of Credit Risk, page A-31

2.
Comment.  On page A-31 you disclose that management records an allowance for doubtful accounts at a level sufficient to recover potential credit losses.  Please explain how management considered ASC 310-10-35-8 which requires recognition of a loss when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

Response.  We acknowledge your comment and note that our use of the term “potential” did not conform to ASC 310-10-35-8.  We hereby confirm that our allowance for doubtful accounts only includes losses that we deem to be probable and that can be reasonably estimated.  In future filings, we will replace the term “potential” with the term “probable” in our discussion of our concentration of credit risk included in our summary of significant accounting policies footnote in conformity with ASC 310-10-35-8.

Inventories, page A-31

3.
Comment.  Under FASB ASC 330-10-35-14 and SAB topic 5-BB, inventory impairment charges establish a new cost basis for inventories.  Accordingly, tell us how your policy of establishing an “inventory allowance” is consistent with that guidance.  Confirm that inventory previously written down is not subsequently marked up through the allowance based on changes in underlying facts and circumstances.

Response.  The Company’s policy of establishing an “inventory allowance” consists of establishing, on an item by item basis, an allowance based on estimates, assumptions and judgments made from information available at the balance sheet date.  Once an item’s utility is deemed to be less than its cost and an allowance is calculated for that item, a new cost basis for that item is effectively established.  This new cost basis is retained for that item until such time as the item is disposed of or the Company determines that an additional write-down is necessary. For management information purposes, we retain both the original cost and the aggregate of all write-downs in our accounting records, and we refer to the cumulative write-downs as “allowances.”  In future filings, we will omit the discussion of “allowances” and instead refer to reducing the carrying value of the related inventory items.

4.
Comment.  We note that you disclose the company’s policies with respect to consideration of obsolete inventory or abnormal amounts of idle facility expense, freight, handling cost and wasted materials.  Please tell us about the company’s inventory policies with respect to other circumstances where there is evidence that the utility of goods is impaired such as physical damage or deterioration, changes in price levels, excessive levels of inventory or other causes.  Refer to ASC 330-10-35-1 and 35-2.

Response.  In addition to our consideration of inventory obsolescence, we also consider other circumstances when the utility of an inventory item may become impaired, including damage to or deterioration of an item, changes in price levels and excessive levels of inventory.  We acknowledge your comment and, in future filings, will expand our discussion of our consideration of circumstances when impairment of an inventory item’s utility may be impaired, thus requiring the recognition of a loss in the current period and a reduction in the cost basis of that inventory item, as described in our response to comment number 3.  An example of the disclosure that will be included in our future filings is included below.

 Inventories - Inventory costs include materials, labor and overhead.  Inventories (excluding used equipment) are stated at the lower of first-in, first-out cost or market.  Used equipment inventories are stated at the lower of specific unit cost or market.

When the Company determines that the value of inventory has become impaired through damage, deterioration, obsolescence, changes in price levels, excessive levels of inventory or other causes, the Company reduces the carrying value to estimated market value based on estimates, assumptions and judgments made from the information available at that time.  Abnormal amounts of idle facility expense, freight, handling cost and wasted materials are recognized as current period charges.

Goodwill and Other intangible Assets, page A-31

5.
Comment.  We refer to your disclosure that you use a “variety of methodologies” in your goodwill impairment testing.  With a view toward enhanced disclosure in future filings, please describe the models utilized with more specificity, disclose why you believe those models are the most appropriate in your circumstances and disclose how you weighted the results of the individual approaches.

Response.  We acknowledge your comment and, in future filings, will expand our discussions regarding goodwill impairment testing to provide a more detailed description of the methods used to perform the tests.  We have provided an example of this description below, which also includes our proposed revised disclosure in response to your comments numbers 11 and 13:

Goodwill and Other Intangible Assets - The Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization, and (3) goodwill.

The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable.  Such conditions may include an economic downturn in a geographic market or a change in the assessment of future operations.  An impairment charge is recorded when the carrying value of the definite lived intangible asset is not recoverable by the future undiscounted cash flows generated from the use of the asset.

Intangible assets with indefinite lives including goodwill are not amortized.  The Company tests these intangible assets and goodwill for impairment annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired.  The Company performs impairment tests of goodwill using a two-step method at the reporting unit level and of other indefinite lived intangible assets at the asset level.  The Company’s reporting units are defined as its subsidiaries as each subsidiary is a legal entity that is managed separately and manufactures and distributes distinct product lines.

The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with the reporting unit’s fair value.  In this first step, the Company estimates the fair values of each of its reporting units that have goodwill using the income approach.

The income approach uses a reporting unit’s projection of estimated future operating results and cash flows which are then discounted using a weighted average cost of capital determined based on current market conditions for the individual reporting unit.  The projection uses management’s best estimates of cash flows over the projection period based on estimates of annual and terminal growth rates in sales and costs, changes in operating margins, selling, general and administrative expenses, working capital requirements, and capital expenditures.

The Company typically estimates the fair value of the operating subsidiaries/reporting units that do not have goodwill using either the income or market approaches, depending on which approach is considered to be the most appropriate for each reporting unit.  The Company typically estimates the fair value of the reporting units that serve operating units in supporting roles, such as the captive insurance company and the corporate reporting unit, using the cost approach.  The Company then compares the sum of the fair values of all the reporting units to its calculation of the fair value of the consolidated Company using the market approach, which is inferred from the market capitalization of the Company at the date of the valuation, to confirm that the Company’s estimation of the fair value of its reporting units is reasonable.

If the book value of a reporting unit exceeds its fair value, an indication of possible goodwill impairment exists and the second step of the impairment test must be performed to determine the amount, if any, of goodwill impairment.  In this second step, the total implied fair value of the reporting unit’s goodwill is estimated by allocating the fair value of the reporting unit to all of its assets, including any unrecognized intangible assets, and liabilities other than goodwill.   The difference between the total fair value of the reporting unit and the fair value of its assets and liabilities other than goodwill is the implied fair value of its goodwill.  The amount of any impairment loss is equal to the excess, if any, of the book value of the goodwill over the implied fair value of its goodwill.

Determining the “step one” fair values of the Company’s reporting units involves the use of significant estimates and assumptions.  Due to the inherent uncertainty involved in making these estimates and assumptions, actual results could differ materially from those estimates.

Revenue Recognition, page A-32

6.
Comment.  Please tell us how the company considered whether delivery has occurred or services have been rendered in determining whether revenue is realized or realizable and earned.  Refer to SAB Topic 13.A.

Response.  In determining whether delivery has occurred, the Company considers whether the equipment is complete, whether there are any specific performance obligations remaining and whether the customer has taken title and assumed the risks and rewards of ownership.  In determining whether the customer has taken title and assumed the risks and rewards of ownership, the Company evaluates whether shipment has occurred according to the terms (e.g., F.O.B shipping point) agreed to in the sales contract with the customer.  Revenue is recognized for services rendered when the services are complete according to contract terms.

In future filings, we will clarify our discussion regarding revenue recognition criteria as set forth below:

Revenue Recognition – Revenue is generally recognized on sales at the point in time when persuasive evidence of an arrangement exists, the price is fixed and determinable, the product has been delivered or services have been rendered and there is reasonable assurance of collection of the sales proceeds.

7.
Comment.  Please tell us the amount of bill and hold sales in each period presented.  Please also discuss your analysis of why you believe that these customers have taken title and assumed the risks and rewards of ownership once the equipment is produced.  Please also address your consideration of SAB Topic 13.A.3(a).

Response.  Bill and hold sales recognized during the years ended December 31, 2010, 2009 and 2008 were $39,481,000, $37,951,000 and $58,897,000, respectively.  Of those bill and hold sales recognized, $5,582,000, $10,214,000 and $26,037,000 were not yet shipped at December 31, 2010, 2009 and 2008, respectively.

Substantially all of our bill and hold sales occur in cases where shipments are delayed due to our customers’ inability to schedule freight carriage or unanticipated delays in their site preparation.  When a customer requests that we bill them for completed equipment and subsequently hold that equipment at our facilities, we recognize revenue only when the customer signs a bill and hold agreement, whereby the customer acknowledges their acceptance of title and the risks and rewards of ownership and specifies an expected ship date and their business reason(s) for requesting the bill and hold terms.  In all cases, the Company has received payment according to the original payment terms, which are typically 80% to 100% of the sales price by the time the equipment is ready to ship and revenue is recognized.

When considering bill and hold transactions, we first apply the basic requirements of revenue recognition as discussed in SAB Topic 13.A.1, i.e., that revenue generally is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured.  Since, by definition, delivery has not occurred in a bill and hold transaction, we then analyze the transaction to ensure that it meets the criteria in SAB Topic 13.A.3(a) related the recognition of revenue when delivery has not occurred.  We only recognize revenue on a bill and hold basis when we are satisfied that the four general revenue recognition criteria (except for delivery) and the twelve bill and hold criteria are met and there are no other facts or circumstances that would preclude revenue recognition.

8.
Comment.  We note that a significant portion of your sales include equipment designed to meet a customer’s specific requirements.  We also note that you provide installation services under multiple element arrangements.  Please tell us how you considered SAB Topic 13.A.3(b).  Given the significance of these sales, please tell us why your revenue recognition policy does not provide additional information about your policies for these sales.  Refer to SAB Topic 13.B.

Response.   A significant portion of the Company’s equipment sales represents equipment produced in the Company’s plants under short-term contracts for a specific customer project or equipment designed to meet a customer’s specific requirements.  Most of the customer-specified equipment that we sell is based on standard configurations of our equipment, some of which contain customer specified modifications.  We provide our customers with technical design and performance specifications for our equipment, which are based on years of experience designing and building our standard and modified configurations.  Our equipment is tested before shipment to ensure it performs according to design specifications, regardless of whether or not we provide installation services in addition to selling the equipment, given that our customers may choose to erect and install the equipment themselves, hire a third party contractor, or contract with us to provide the installation services.  We are very familiar with the capabilities of our equipment and the conditions in which our equipment will be operating.  We work closely with our customers during the design and manufacture of our equipment to ensure the equipment they purchase will meet the demands of their particular application.  Our contracts generally do not require that our customers provide written acceptance upon the delivery of equipment they have purchased.  Our contracts also do not provide our customers with a general right to return purchased equipment, whether for subjective reasons or otherwise, and our customers rarely, if ever, return our equipment for failure to meet their specifications.  In all cases, we apply the guidance in SAB Topic 13.A.3.(b) with respect to equipment designed to meet a customer’s requirements, including Question 1, part (d), which states:

“While formal customer sign-off provides the best evidence that these acceptance criteria have been met, revenue recognition also would be appropriate, presuming all other revenue recognition criteria have been met, if the seller reliably demonstrates that the delivered products or services meet all of the specified criteria prior to customer acceptance.  For example, if a seller reliably demonstrates that a delivered product meets the customer-specified objective criteria set forth in the arrangement, the delivery criterion would generally be satisfied when title and the risks and rewards of ownership transfers unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions.”

Some of our sales arrangements include substantive acceptance provisions that require us to repair or modify equipment so that it performs according to published specifications.  As provided in SAB Topic 13.A.3.(b) Question 3, we evaluate and account for our obligations under those arrangements as warranty obligations.

Our policy for recognizing revenue on equipment designed to meet a customer’s specific requirements is the same as our policy for recognizing revenue on standard equipment.  Because we test all of our equipment prior to shipment, whether it is standard equipment or alternative configurations of our equipment manufactured to customer specifications, we believe there is no difference in how these types of equipment should be treated for revenue recognition purposes.  Therefore, we have not disclosed a separate policy for equipment manufactured to customer-specific requirements.

Litigation Contingencies, page A-35

9.
Comment. We refer to your disclosure indicating you do not believe litigation contingencies will have a material impact on your financial position.  Please tell us the impact on your results of operation and cash flows and why you did not include this information in your disclosures.

Response. We acknowledge your comment as to our disclosure regarding litigation contingencies in our accounting policy footnote on page A-35 and agree that limiting our response to only the impact on our financial position leaves open for interpretation our views on whether or not our litigation contingencies will have a material impact on our results of operations or cash flows; however, the last sentence of the paragraph to which you referred to on Page A-35 also states “See Note 15, Contingent Matters for additional discussion of the Company’s legal contingencies.”  Note 15, Contingent Matters, which is found on Page A-49, includes a more complete disclosure of our views and states in part, “Based upon currently available information and with the advice of counsel, management believes that the ultimate outcome of its current claims and legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.”

Litigation contingencies have not had a significant impact on our historical results of operations or cash flows, and we do not expect them to have a significant impact on our future results of operations or cash flows.  The aggregate cost of our legal settlements in each of the past three years (excluding workers’ compensation payments) was less than $300,000.  Our reserves for workers’ compensation and general liability claims are collectively disclosed in Note 11, Accrued Loss Reserves.

In future filings, to clarify our disclosures, we will conform the language in our accounting policy footnote to the language in Note 15, Contingent Matters.  We will clearly state our views on the potential impact of litigation contingencies on the Company’s financial position as well as on its future results of operations and cash flows in each section where we discuss these matters.

Note 3.  Fair Value Measurements, page A-37

10.	Comment. Please tell us where you have included the disclosure describing the hierarchy of Level 1, 2 and 3 inputs used to determine your fair value measurements. Refer to FASB ASC 820-10-50.

Response. We have included the disclosure describing the hierarchy of Level 1, 2 and 3 fair values and a description of the inputs used to determine our fair value measurements in our accounting policy footnote located near the bottom of page A-30.  The disclosure included therein is as follows:

Fair Value of Financial Instruments - For cash and cash equivalents, trade receivables, other receivables, revolving debt and accounts payable, the carrying amount approximates the fair value because of the short-term nature of those instruments. Trading equity investments are valued at their estimated fair value based on their quoted market prices and debt securities are valued based upon a mix of observable market prices and model driven prices derived from a matrix of observable market prices for assets with similar characteristics obtained from a nationally recognized third party pricing service.

Financial assets and liabilities are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The inputs used to measure the fair value are identified in the following hierarchy:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities; or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

All assets and liabilities held by the Company at December 31, 2010 and 2009 are classified as Level 1 or Level 2 as summarized in Note 3, Fair Value Measurements.

Note 5.  Goodwill, page A-39

11.	Comment. We refer to the disclosures regarding key assumptions utilized in goodwill impairment analysis. With a view toward enhanced disclosure in future filings, please consider the following:

o	Clarify the nature of the key assumptions for the individual models, including how those key assumptions were determined.
o	Provide a discussion of the degree of uncertainty associated with the key assumptions.
o	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response.  We acknowledge your comment, and will, in future filings, expand our disclosures regarding the assumptions utilized in our goodwill impairment analysis to describe the nature of the key assumptions used and discuss the degree of uncertainty associated with the key assumptions. We have incorporated our proposed disclosure for inclusion in the notes to financial statements in future filings in our response to comment number 5 above.  In addition, we will supplement our discussion of the key assumptions and the nature of events and changes in circumstances that could be reasonably expected to negatively affect the key assumptions in our discussion of critical accounting policies in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our periodic reports.  In general, those factors include many of the risks, uncertainties and other factors that we have already disclosed in the “Risk Factors” section of our 2010 Annual Report on Form 10-K.

12.
Comment. We note that you included a goodwill impairment charge of $16,716,000 within intangible asset impairment charges of $17,036,000 in 2009 in your consolidated statements of operations on page A-26.  In future filings, please present the aggregate amount of goodwill impairment losses as a separate line item in your statements of operations unless the goodwill impairment loss is associated with a discontinued operation consistent with ASC 350-20-45-2.

Response. As noted in your comments, we acknowledge that ASC 350-20-45-2 states that the aggregate amount of goodwill impairment losses shall be presented as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless a goodwill impairment loss is associated with a discontinued operation.  The intent of such presentation is to remove the associated costs from the other line items presented so as to highlight the impact of the impairment charge.  In 2009, we also incurred write-offs of $320,000 of other intangible assets that we believe should likewise be removed from the other normal statement of operation captions; however, due to the relatively small amount of such write-offs, we do not believe they justify inclusion as a separate line item, nor is such a presentation required under ASC 350-30-5-3.  ASC-350-30-50-3(b) and (c) related to General Intangibles Other than Goodwill requires the disclosure of the amount of any impairment loss and further requires disclosure of the caption in the income statement in which the impairment loss is aggregated.  The acceptability of aggregating the impairment loss in another income statement line item is inferred as long as this fact is fully disclosed.  We therefore had to decide where to aggregate the $320,000 impairment charge, and we believe that combining it with the $16,716,000 goodwill impairment was the best presentation to fully inform the reader of the results of our operations and our total intangible impairment charges.  We believe that such presentation, along with our related disclosure in the footnote of Note 5, Goodwill, of the amount of the goodwill impairment of $16,716,000 (which is 98.1% of the total $17,036,000) and our disclosure in Note 6, Long-lived and Intangible Assets, of the other intangible asset impairment of $320,000, is proper and fully informs the reader of the amounts of impairment expense related to both goodwill and other intangibles.  Although we believe our presentation in our Annual Report on Form 10-K for the year ended December 31, 2010 fully informs the reader of the details they need, we agree that the presentation could be improved by changing the line item description from “Intangible Asset Impairment Charges” to “Goodwill and Other Intangible Asset Impairment Charges,” and we will make that change in our future filings.

13.
Comment. We note the disclosure of your goodwill impairment policy on page A-31.  Please explain how you applied Step 2 of the impairment test for goodwill in determining the implied fair value of your goodwill consistent with ASC 350-20-35-9 through 35-16.

Response. We acknowledge your comment and, in future filings, will expand our discussion of how we applied Step 2 of the impairment test for goodwill as described in ASC 350-20-35-9 through 35-16.  We have provided a draft of our proposed revised disclosure in our response to comment number 5 above.

Note 7.  Property and Equipment, page A-40

14.
Comment. We note your disclosure on page A-31 showing major classes of depreciable assets as airplanes, buildings, and equipment.  On page A-40 the categories are land, land improvements and buildings, and equipment.  Given that net property and equipment represents approximately 26% of your total assets, please tell us how you considered the disclosures required by ASC 360-10-50-1(b) which requires disclosure of the balances of major classes of depreciable assets.

Response. ASC 360-10-50-1(b) states that the following disclosure shall be made in the financial statements or notes thereto of “Balances of major classes of depreciable assets, by nature or function, at the balance sheet date.”  On page A-31 of our Annual Report on Form 10-K for the year ended December 31, 2010, as part of our accounting policy disclosures related to property and equipment, we separate our fixed assets into categories by their useful depreciable lives, rather than by major asset classes, to more fully inform the reader of the useful lives used in calculating annual depreciation than if we merely disclosed the useful lives categorized only by major classes of depreciated assets.  Based on the data shown on the table below, we believe our disclosure on page A-40 satisfies the requirement of ASC 360-10-50-1(b) because the net book value of each of the other subcategories of “equipment” does not exceed 2% of our total assets.

	Original Cost	12/31/10 Net Book Value	% of Total Assets
Land	$7,968,000	$7,968,000	1.2%
Land improvements	16,406,000	7,800,000	1.2%
Buildings	102,244,000	75,329,000	11.6%
Subtotal	126,618,000	91,097,000
Autos & trucks	10,729,000	2,779,000	0.4%
Equipment	168,150,000	59,363,000	9.1%
Software	17,251,000	2,550,000	0.4%
Aviation equipment	15,449,000	12,453,000	1.9%
Subtotal	211,579,000	77,145,000
Total	$338,197,000	$168,242,000	25.9%

Note 10.  Product Warranty Reserves, page A-41

15.
Comment.  Please tell us how you considered the disclosures required by ASC 460-10-50-8(c), including the requirement to disclose the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates).

Response.  The tabular reconciliation in Note 10, Product Warranty Reserves, does not disclose the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) on a separate line item; rather, it combines these amounts with the aggregate changes in the liability for accruals related to product warranties issued during the reporting period.  The Company’s standard warranty coverage is relatively short, ranging from 90 days to no more than twelve months depending on the product.  Warranty expense as a percentage of net sales has remained very consistent at 1.73%, 1.48% and 1.88% for the years ended December 31, 2010, 2009 and 2008, respectively.  Due to the short-term nature of the Company’s warranty liability and the consistency of the warranty rate as a percentage of net sales, the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) are not material and have not been separately disclosed.  If changes in the accruals for preexisting warranty obligations become significant in the future, we will supplement our existing disclosures to include a separate line item in the tabular reconciliation in Note 10, Product Warranty Reserves.

Note 14.  Income Taxes, page A-46

16.
Comment. We note your disclosures in the last paragraph on page A-47.  Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(b) relating to disclosing the cumulative amount of earnings that are considered to be indefinitely reinvested.

Response.  We acknowledge your comment and agree that ASC 740-30-50-2(b) requires the disclosure of the cumulative amount of each type of temporary differences whenever a deferred tax liability has not been recognized due to the exceptions to comprehensive recognition of deferred taxes related to subsidiaries allowed in ASC 740.  With respect to Breaker Technology, Ltd. (BTL), which is the only subsidiary for which we have historically asserted that the indefinite reinvested criterion applies, there are no cumulative undistributed earnings as of December 31, 2010, and there are no unrecorded liabilities potentially associated with cumulative temporary differences.  The disclosure in the last paragraph on page A-47 referenced in your comment was a relevant disclosure in prior periods but should have been deleted in our most recent filing because it is no longer relevant.  We will delete that paragraph in future filings to the extent it remains irrelevant.  We also will consider quantifying the amounts of undistributed earnings and other cumulative temporary differences in the future if unrecorded deferred tax liabilities associated with this subsidiary become material.

Exhibits 31.1 and 31.2

17.
Comment. We note here and in your Form 10-Q for the quarterly period ending March 31, 2011, the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response. We acknowledge your comment and in future filings will omit the certifying individuals’ titles at the beginning of the certifications as requested.

Attached please find a written statement from the Company acknowledging its responsibility for the adequacy and accuracy of the disclosure in the filing and the other matters noted in the Comment Letter. If you have any questions or require any additional information, please feel free to contact me at (404) 881-7739.

Sincerely,

/s/ J. Mark Ray
J. Mark Ray

cc:           F. McKamy Hall